107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

July 21, 2008

BY EDGAR AND FAX: (202) 772-9204

H. Christopher Owings, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2008

File No. 001-05324

Dear Mr. Owings:

Northeast Utilities has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated May 1, 2008, with respect to the review by the Securities and Exchange Commission of the above-referenced filings.  We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

Set forth below are our responses to comments 2, 3 and 4 in your letter.  We previously responded to comment 1 in a letter dated May 6, 2008, which we submitted as correspondence via EDGAR.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

H. Christopher Owings, Esq.

July 21, 2008

Definitive Proxy Statement on Schedule 14A

Restricted Share Units, page 33

2.

As requested in comment seven from our letter dated August 21, 2007, please disclose why the committee approved a final RSU pool for 2007 of $5,340,525.  In this regard we note the disclosure that the amount was based on “corporate performance.”  Please expand the discussion to include additional detail and analysis as to how the committee arrived at this amount.

Response:

In future filings, we will expand the discussion to explain why the Committee approved the amount of the final RSU pool, including additional detail and analysis as requested by this comment.

Performance Cash Program, page 35

3.

Please include tabular disclosure for the 2007-2009 program goals similar to the tabular disclosure for the 2005-2007 program goals.  To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b) of Regulation S-K.  If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response:

In future filings, we will include tabular disclosure of the program goals for all multi-year performance cash programs in place during the last completed fiscal year covered by the proxy statement, as well as any actions regarding executive compensation taken prior to or after such fiscal year end that could affect a fair understanding of any of the named executive officers’ compensation for such fiscal year.  For example, in our 2009 Proxy Statement, we will disclose the program goals for the 2006-2008, 2007-2009 and 2008-2010 performance cash programs, and any other programs if such other programs could affect a fair understanding of any of the named executive officers’ 2008 compensation.

Please note that our foregoing undertaking is based on our understanding of the current executive compensation disclosure requirements, aided by our discussions with the SEC Staff during this review process.  If the executive compensation disclosure requirements in proxy statements were to be revised, either formally through the regulatory rule-making process or informally through the SEC’s interpretative guidance or similar process, we would of course comply with the disclosure requirements as such would then be in effect.

H. Christopher Owings, Esq.

July 21, 2008

Performance Cash Program, page 35

4.

As requested in comment nine from our letter dated August 21, 2007, please provide an explanation of how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.

Response:

In future filings, we will explain how we determine the payment and benefit levels under the circumstances that trigger payments or the provision of benefits upon termination of employment or a change of control as requested by this comment.

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:   /s/ KERRY J. KUHLMAN

Kerry J. Kuhlman

Vice President and Secretary